FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date August 28, 2002 By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
IMA EXPLORATION INC.	JUNE 30, 2002	02/08/28

ISSUER ADDRESS
#709 - 837 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	(604) 687-1858	(604) 687-1828

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
MR. NIKO CACOS	CORPORATE SECRETARY	(604) 687-1828

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@imaexploration.com	www.imaexploration.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Joseph Grosso"	JOSEPH GROSSO	02/08/28
"William Lee"	WILLIAM LEE	02/08/ 28

IMA EXPLORATION INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2002

(Unaudited - Prepared by Management)

IMA EXPLORATION INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	June 30, 2002 $	December 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,735,652	755,765
Amounts receivable and prepaids	68,079	69,889
Marketable securities	23,460	23,460
	1,827,191	849,114
PROPERTY, PLANT AND EQUIPMENT	48,652	57,088
MINERAL PROPERTIES AND RELATED DEFERRED COSTS (Note 3)	5,292,372	4,581,172
	7,168,215	5,487,374
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	82,372	115,716
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	20,473,712	18,090,497
DEFICIT	(13,387,869)	(12,718,839)
	7,085,843	5,371,658
	7,168,215	5,487,374

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE BOARD OF DIRECTORS

"Joseph Grosso" , Director

"William Lee" , Director

IMA EXPLORATION INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002 $	2001 $	2002 $	2001 $
EXPENSES				
Administrative and management services	57,715	54,790	116,415	110,490
Amortization and depreciation	4,892	5,502	9,784	11,004
Bank charges and interest	3,838	1,731	5,337	3,593
Corporate development and investor relations	72,272	9,004	123,212	15,840
General exploration	37,775	24,925	52,702	54,397
Office and sundry	9,510	13,726	18,300	19,530
Printing	13,380	4,885	17,935	7,481
Professional fees	72,051	38,789	75,058	42,042
Rent, parking and storage	17,922	16,888	35,802	34,964
Salaries and employee benefits	47,496	51,672	96,459	99,421
Telephone and utilities	6,480	5,500	13,319	11,036
Transfer agent and regulatory fees	20,234	8,484	26,756	9,342
Travel and accommodation	63,006	4,588	74,794	25,205
LOSS BEFORE THE FOLLOWING	(426,571)	(240,484)	(665,873)	(444,345)
FOREIGN EXCHANGE	(12,873)	2,299	(9,462)	6,283
INTEREST AND MISCELLANEOUS INCOME	3,093	71,884	6,305	102,800
LOSS FOR THE PERIOD	(436,351)	(166,301)	(669,030)	(335,262)
DEFICIT - BEGINNING OF PERIOD	(12,951,518)	(12,005,925)	(12,718,839)	(11,836,964)
DEFICIT - END OF PERIOD	(13,387,869)	(12,172,226)	(13,387,869)	(12,172,226)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.02)	$(0.01)	$(0.03)	$(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	22,061,878	13,529,219	20,530,196	13,529,219

IMA EXPLORATION INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002 $	2001 $	2002 $	2001 $
OPERATING ACTIVITIES				
Loss for the period	(436,351)	(166,301)	(669,030)	(335,262)
Item not involving cash				
Amortization and depreciation	4,892	5,502	9,784	11,004
	(431,459)	(160,799)	(659,246)	(324,258)
Decrease (increase) in amounts receivable and prepaids	(1,657)	7,196	1,810	(2,737)
Decrease in accounts payable and accrued liabilities	(79,340)	(101,660)	(33,344)	(84,858)
	(512,456)	(255,263)	(690,780)	(411,853)
INVESTING ACTIVITIES				
Additions to mineral properties and related deferred costs	(366,847)	(414,313)	(711,200)	(737,313)
Additions to property, plant and equipment	(557)	-	(1,348)	(2,808)
	(367,404)	(414,313)	(712,548)	(740,121)
FINANCING ACTIVITIES				
Issuance of common shares	2,298,388	-	2,540,448	-
Share subscriptions received	-	780,000	-	780,000
Share issue costs	(101,680)	-	(157,233)	-
	2,196,708	780,000	2,383,215	780,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,316,848	110,424	979,887	(371,974)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	418,804	1,020,339	755,765	1,502,737
CASH AND CASH EQUIVALENTS - END OF PERIOD	1,735,652	1,130,763	1,735,652	1,130,763

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company considers itself to be an exploration stage company. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and related deferred costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

The Company considers that it has adequate resources to maintain its operations for the next year. However, the Company recognizes that it will require additional financing in the forthcoming year to complete its proposed exploration programs. The Company is seeking additional financing to complete these programs, and while it has been successful at doing so in the past, there can be no assurance that it will be able to do so in the future. See also Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited - Prepared by Management)

3. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

	June 30, 2002			December 31, 2001		
	Acquisition Costs $	Deferred Exploration Costs $	Total $	Acquisition Costs $	Deferred Exploration Costs $	Total $
Argentina:						
Valle de Cura	654,277	1,868,790	2,523,067	622,791	1,866,361	2,489,152
Gualcamayo	52,880	10,508	63,388	52,880	9,595	62,475
Other	52,839	238,427	291,266	37,096	188,735	225,831
	759,996	2,117,725	2,877,721	712,767	2,064,691	2,777,458
Peru:						
Rio Tabaconas	659,272	1,755,379	2,414,651	535,217	1,268,497	1,803,714
	1,419,268	3,873,104	5,292,372	1,247,984	3,333,188	4,581,172

4. SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

Issued:

	Six Months Ended June 30, 2002		Year Ended December 31, 2001	
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	18,592,219	18,090,497	13,529,219	16,627,241
Issued during the period for:				
Private placements	4,137,000	1,817,060	5,063,000	1,563,940
Exercise of warrants	1,637,861	655,388	-	-
Exercise of options	170,000	68,000	-	-
Agent's fee	11,111	5,000	-	-
Less: Share issue costs	-	(162,233)	-	(100,684)
	5,955,972	2,383,215	5,063,000	1,463,256
Balance, end of period	24,548,191	20,473,712	18,592,219	18,090,497

During the six months ended June 30, 2002, the Company:

a) completed a brokered private placement for 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant. Two warrants entitle the holder to purchase one common share for the exercise price of $0.45 on or before February 4, 2003. In addition, agent's warrants were issued to purchase 63,700 common shares for the exercise price of $0.45 on or before February 4, 2003.

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited - Prepared by Management)

4. SHARE CAPITAL (continued)

b) completed a brokered private placement of 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Two warrants entitle the holder to purchase an additional common share of the Company at a price of $0.45 per share on or before July 9, 2002 and $0.54 per share on or before April 9, 2003. In addition, the Company issued 11,111 shares to the agents, at an ascribed amount of $0.45 per share. The agents also received agent's warrants to purchase 355,556 common shares for the exercise price of $0.45 per share on or before July 9, 2002 and $0.54 per share on or before April 9, 2003. During the six months ended June 30, 2002, 263,862 warrants were exercised;

c) completed a non-brokered private placement for 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. The agents also received agent's warrants to purchase 66,666 common shares for the exercise price of $0.53 per share on or before May 23, 2003;

d) received regulatory approval to grant stock options to purchase 510,000 common shares exercisable for a period of five years, at a price of $0.50 per share.

5. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2002, the Company:

(i) paid $69,876 to companies controlled by certain directors and officers of the Company for management and consulting services provided; and

(ii) paid $30,462 for rent to a company owned by the President of the Company and his wife.

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited - Prepared by Management)

6. SEGMENTED INFORMATION

The Company's principal activities are the exploration of mineral properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

Segment assets by geographical location are as follows:

	June 30, 2002			
	Canada $	Argentina $	Peru $	Total $
Property, plant and equipment	36,383	5,817	6,452	48,652
Mineral properties and related deferred costs	-	2,877,721	2,414,651	5,292,372
	36,383	2,883,538	2,421,103	5,341,024

	December 31, 2001			
	Canada $	Argentina $	Peru $	Total $
Property, plant and equipment	45,376	5,817	5,895	57,088
Mineral properties and related deferred costs	-	2,777,458	1,803,714	4,581,172
	45,376	2,783,275	1,809,609	4,638,260

7. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities were conducted by the Company as follows:

	Six Months Ended June 30, 2002 $	Six Months Ended June 30, 2001 $
Financing Activities		
Issuance of common shares for agent's fee	5,000	-
Share issue costs	(5,000)	-
	-	-

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2002

1.(a) GENERAL AND ADMINISTRATIVE EXPENSES

	$
Administrative and management services	116,415
Amortization and depreciation	9,784
Bank charges and interest	5,337
Corporate development and investor relations	123,212
Office and sundry	18,300
Printing	17,935
Professional fees	75,058
Rent, parking and storage	35,802
Salaries and employee benefits	96,459
Telephone and utilities	13,319
Transfer agent and regulatory fees	26,756
Travel and accommodation	74,794
	613,171

1.(b) MINERAL PROPERTIES AND RELATED DEFERRED COSTS

	Argentina			Peru	Total
	Valle de Cura	Gualcamayo	Other	Rio Tabaconas	
Balance, beginning of period	2,489,152	62,475	225,831	1,803,714	4,581,172
Expenditures during the period					
Assays	-	-	5,825	21,992	27,817
Consultants	-	-	-	36,983	36,983
Environmental	-	-	-	35,770	35,770
Field supplies	-	-	-	7,495	7,495
Field workers	-	-	-	37,712	37,712
Geological	812	913	43,867	195,210	240,802
Maps	-	-	-	4,655	4,655
Office	-	-	-	13,541	13,541
Option payments	31,486	-	15,743	124,055	171,284
Other	1,617	-	-	71,862	73,479
Survey	-	-	-	20,923	20,923
Travel	-	-	-	17,128	17,128
Vehicles	-	-	-	23,611	23,611
	33,915	913	65,435	610,937	711,200
Balance, end of period	2,523,067	63,388	291,266	2,414,651	5,292,372

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2002

1.(c) GENERAL EXPLORATION EXPENSES

	$
Assays	1,423
Bank fees	3,751
Consulting	19,061
Geological	20,424
Maps	474
Office	3,936
Supplies	612
Travel	1,124
Vehicles	1,897
	52,702

2.(a) RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2002, the Company:

(i) paid $69,876 to companies controlled by certain directors and officers of the Company, for management and consulting services provided; and

(ii) paid $30,462 for rent to an affiliated company.

3.(a) SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
Feb 04/02	Common	Private Placement	637,000	$0.38	$242,060	Cash	$8,000
Apr 09/02	Common	Private Placement	1,777,778	$0.45	$800,000	Cash	$64,000
Apr 09/02	Common	Private Placement	11,111	$0.45	$5,000	Agent's Fee.	N/A
May 07/02	Common	Warrants	7,500	$0.45	$3,375	Cash	N/A
May 07/02	Common	Warrants	370,000	$0.40	$148,000	Cash	N/A
May 16/02	Common	Warrants	7,500	$0.45	$3,375	Cash	N/A
May 23/02	Common	Private Placement	1,722,222	$0.45	$775,000	Cash	$24,000
May 28/02	Common	Warrants	12,500	$0.40	$5,000	Cash	N/A
May 28/02	Common	Warrants	26,250	$0.45	$11,812	Cash	N/A
Jun 03/02	Common	Warrants	100,000	$0.35	$35,000	Cash	N/A
Jun 03/02	Common	Warrants	7,500	$0.45	$3,375	Cash	N/A
Jun 03/02	Common	Warrants	250,000	$0.40	$100,000	Cash	N/A
Jun 05/02	Common	Warrants	41,250	$0.45	$18,563	Cash	N/A
Jun 05/02	Common	Options	150,000	$0.40	$60,000	Cash	N/A
Jun 12/02	Common	Options	20,000	$0.40	$8,000	Cash	N/A
Jun 18/02	Common	Warrants	13,000	$0.45	$5,850	Cash	N/A
Jun 21/02	Common	Warrants	83,750	$0.45	$37,688	Cash	N/A
Jun 25/02	Common	Warrants	77,111	$0.45	$34,700	Cash	N/A
Jun 25/02	Common	Warrants	159,000	$0.35	$55,650	Cash	N/A
Jun 27/02	Common	Warrants	482,500	$0.40	$193,000	Cash	N/A

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2002

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2002

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
May 02/02	50,000	Employee	I. Saldana	0.50	May 02/07
May 02/02	50,000	Director	W. Lee	0.50	May 02/07
May 02/02	60,000	Director	S. Hurd	0.50	May 02/07
May 02/02	20,000	Employee	N. Cacos	0.50	May 02/07
May 02/02	10,000	Employee	B. Fallin	0.50	May 02/07
May 02/02	80,000	Employee	M. De Simone	0.50	May 02/07
May 02/02	80,000	Employee	I Chiarantano	0.50	May 02/07
May 02/02	10,000	Employee	J. Denee	0.50	May 02/07
May 02/02	150,000	Employee	C. Smyth	0.50	May 02/07

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	100,000,000	24,548,191	$20,473,712

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2002

Security	Number	Exercise Price $	Expiry Date
Options	1,415,500	0.40	Jul. 19/06
Options	510,000	0.50	May 02/07
	1,925,500		
Warrants	1,558,000	0.75	Sept. 15/04
Warrants	637,000	0.75	Apr. 19/05
Warrants	1,397,167	0.90	Mar. 16/05
Warrants	385,000	0.40	Jul. 03/02
Warrants	1,237,800	0.45	Dec. 18/02
Warrants	382,200	0.45	Jan. 29/03
Warrants	625,028	0.45	Apr. 09/03
Warrants	355,556	0.45	Jul. 09/02
		0.54	Apr. 09/03
Warrants	66,666	0.53	May 23/03
Warrants	1,722,222	0.53	May 23/03
		0.60	May 23/04
	8,366,639		

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2002

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002

There were no shares subject to escrow or pooling as at June 30, 2002.

5.(a) LIST OF DIRECTORS AND OFFICERS AS AT JUNE 30, 2002

Directors:
- Gerald Carlson
- Joseph Grosso
- William Lee
- Sean Hurd
- Robert Brown
- Nikolaos Cacos

Officers:
- Gerald Carlson (Chairman)
- Joseph Grosso (President & Chief Executive Officer)
- William Lee (Chief Financial Officer)
- Nikolaos Cacos (Secretary)

IMA EXPLORATION INC.
QUARTERLY REPORT
FOR THE QUARTER ENDED JUNE 30, 2002

MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

IMA Exploration Inc. is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company considers itself to be an exploration stage company. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.

Annual General Meeting

At the annual general meeting held on June 20, 2002, the shareholders of the Company elected Messrs.. Gerald Carlson, Joseph Grosso, William Lee, Sean Hurd, Robert Brown and Nikolaos Cacos as the board of directors. The Company subsequently appointed Mr. Carlson as Chairman, Mr. Grosso as President & Chief Executive Officer, Mr. Lee as Chief Financial Officer and Mr. Cacos as Secretary.

Operations

During the six months ended June 30, 2002, the Company reported a consolidated loss of $669,030 ($0.03 per share) an increase of $333,768 from the loss of $335,262 ($0.02 per share) in 2001. The increase in the loss experienced by the Company in 2002, compared to 2001, was due to a number of factors of which $221,528 can be attributed to operating expenditures and $112,240 to non-operating items.

The Company for the period ended June 30, 2002, has maintained its exploration focus on its Peruvian properties carrying out an extensive follow-up program prior to the planned Phase II drill program. The Company also implemented a market awareness and investor relations program throughout North America and Europe and raised an additional $2,540,448 through equity financing.

As a result the Company experienced increases in the following expenses: (i) Administrative and management services - $ 5,925; (ii) Bank charges and interest - $1,744; (iii) Corporate development and investor relations - $107,372 of which $48,693 is for additional investor relations staff, $44,700 for various media advertising and $13,979 for conferences; (iv) Printing - $10,454 of which $5,300 was for presentation folders and $5,154 for investor brochures; (v) Professional fees - $33,016 related to one time fees for the North America and European market awareness program; (vi) Rent, parking and storage - $838; (vii) Telephone and utilities - $2,283; (viii) Transfer agent and filing fees - $17,414 for the additional transfer agent and regulatory filing fees associated with the equity financings; (ix) Travel and accommodation - $49,589 of which $10,385 was for the cost associated with the additional property negotiation trips to Peru and $39,204 for the European market awareness and investor relation program.

The following expenses decreased for the period: (i) Amortization and Depreciation – $1,220; (ii) General exploration - $1,695; (iii) Office and sundry - $1,230; (iv) Salaries and benefits - $2,962.

Interest and miscellaneous income reported for the period ended June 30, 2002 was $6,305 a decrease of $96,495 from $102,800 reported in 2001 mainly due to less cash on deposit and a reduced overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED JUNE 30, 2002

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Liquidity and Capital Resources

The Company's total assets increased from $5,487,374 at December 31,2001 to $7,168,215 at June 30, 2002. The increase is attributed to the completion of the Short form offering of $800,000 announced on March 20,2002 and the completion of a non-brokered private placement of $775,000 on May 16,2002.

As at June 30,2002, the Company had working capital of $1,744,819. For the remaining six months to December 31,2002, the Company has budgeted $1,421,000 for its exploration program and approximately $224,000 for property payments on its existing property holdings. The Company currently does not have sufficient working capital to fund all of its planned exploration work and property commitments and meet all its ongoing overhead obligations. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution to the Company's interest in its properties.

Properties

Rio Tabaconas Gold Targets Significantly Expanded; Drilling Postponed

On April 30, 2002, IMA announced the commencement of a follow-up pre-drilling exploration program on the Company's Rio Tabaconas property in Northern Peru. The primary objective of the program was to establish and to advance the connections between numerous mineralized structures previously identified on several highly anomalous gold targets. This program builds on high to bonanza grade drill results from the Phase I drill program completed in October 2001.

The current work program consisted of:

- 25,000 meters of ground magnetometer and IP/Resistivity surveys over the Tablon and Cerro Las Minas targets.
- Surface sampling expanded from 2,300 samples to over 3,200 soil, silt, and rock samples.
- Structural mapping and detailed geological mapping of the ten gold targets discovered to date.

The results of this program significantly expanded the potential size of the known mineralized zones and outlined five important new discoveries, increasing the number of gold targets on the property to fifteen. The latest geophysical, geochemical and geological data now imply that some target areas may be interconnected. IMA's technical team has classified nine of the gold targets as very high priority and drill ready, and the remaining six as highly prospective warranting further exploration.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED JUNE 30, 2002

MANAGEMENT DISCUSSION & ANALYSIS (continued)

These gold targets all occur within a newly defined 4 kilometer by 2 kilometer, northwest trending mineralized corridor referred to as the Midas Trend, indicating a much larger area of mineral potential than previously recognized. This trend is open in both directions and includes Cerro Tablon, Cerro Las Minas and Vega, a newly defined centre of mineralization situated to the northwest (see attached map).

The Midas Trend has become the Company's prime exploration focus on Rio Tabaconas as these results have greatly enhanced the region's potential for several significant gold discoveries.

On June 28, 2002, the Company announced that in light of upcoming provincial and municipal elections in Peru to be held on November 17, 2002 and the local political campaigning in rural communities, the Company's management, with the assistance of expert advisors, has decided to take a more measured approach to exploring the Rio Tabaconas project, at this time. Recent issues at the provincial and local community levels throughout Peru have generated scepticism and opposition towards various types of regional development, including power plants and mining activity.

IMA's management is confident that this step is a temporary measure and that it will be resolved in a timely manner.

Alto Chicama, Peru

On May 29, 2002 the Company announced the acquisition of gold properties totalling 8,000 hectares in northwestern Peru. These properties are located 5 km to the west of Barrick Gold Corporation's new Alto Chicama discovery (3.5 million ounces of gold), and cover favourable Tertiary age Calipuy Volcanic rocks similar to those hosting the Alto Chicama, and Barrick's Pierina mine (7.3 million ounces of gold, 23.9 million ounces of silver).

Chubut Properties, Argentina

On June 19, 2002, the Company announced the acquisition of the Victoria claims totaling 12,709 hectares, which are contiguous to the Company's Las Bayas property in Chubut Province, southern Argentina. Las Bayas is along the same geological trend as Brancote Holdings PLC's Esquel deposit (resource of 3.8 million ounces gold), and in a similar geological environment. This new property addition is the result of a substantial review of southern Argentina by IMA's geologists over the past two years. The Company now has over 20,000 hectares in Chubut Province, and is currently reviewing several other new projects.

Evaluation of satellite data on the Victoria claims suggests that the principle zone of gold bearing quartz veins previously identified on Las Bayas may extend up to 4.5 kilometers into the Victoria claims, along trend to the northeast. Only two rock samples have been taken on Victoria claims, and they returned values of 1.4 and 0.8 grams per tonne (g/t) gold. Further exploration is now being planned for 2002.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED JUNE 30, 2002

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Previous sampling of the veining on Las Bayas has returned gold values of up to 25.8 g/t gold (¾ ounce per ton). Individual veins on Las Bayas occur up to 22 meters in width and are exposed intermittently along strikes of over 350 meters. The style of mineralization and trace element signatures on Las Bayas are characteristic of low sulphidation epithermal precious metal mineralization, similar in style to the Esquel gold/silver deposit.

Financings

On April 8, 2002, the Company completed a $800,000 brokered private placement through short-form prospectus offering announced March 20, 2002. Also, the Company completed a $775,000 non-brokered private placement financing on May 16, 2002.

Proceeds from the sale of the units are to be used for further exploration programs in South America and for general working capital.

Investor Relations

Effective May 1, 2002 the Company retained two consultants, Raven Capital of Vancouver, BC and Strategic Financial Services of Scottsdale, Arizona to assist with IMA's market awareness and investor relations activities throughout North America and Europe. Both contracts were terminated at the end of the second quarter. During the quarter ended June 30, 2002 the Company paid $34,406 to Raven Capital and $23,246 to Strategic Financial Services. The Company also conducts investor mailings and shareholder communications performed by Company personnel. The Company maintains a website www.imaexploration.com